EXHIBIT 99

PRESS RELEASE

Magna Announces Board Leadership and Other Changes

  Board Chair, William L. Young, not standing for re-election
  Audit Committee Chair, Robert F. MacLellan, selected by Board to succeed as Board Chair in May
  Dr. Thomas Weber has been appointed to Board

AURORA, Ontario, Feb. 11, 2022 (GLOBE NEWSWIRE) -- Magna announced today upcoming changes to the leadership of its Board of Directors, ahead of the company’s annual meeting scheduled for May 3, 2022.

William L. Young

Robert F. MacLellan

William L. Young, Magna’s Board Chair, has communicated his intention to retire at the end of his current term. The Board has selected Robert F. MacLellan, currently Audit Committee Chair, to succeed Young following Magna’s annual meeting.

“It has been and continues to be an honor to serve as Magna’s Chairman, working along-side a talented Board and Management team as the industry continues to transform,” said Young. “Magna’s leadership team is managing these unprecedented times with financial discipline and innovative thinking which will benefit all stakeholders for years to come.”

“Although big shoes to fill, I look forward to tackling this role at such an exciting time in the automotive industry,” said MacLellan.

Additional changes to the Board include:

  Peter G. Bowie, will succeed MacLellan as Audit Committee Chair.
  Dr. Thomas Weber, formerly a member of Magna’s Technology Advisory Council and a highly-respected former Daimler executive, has been appointed to the Board as a non-independent, non-executive director.
  Cindy Niekamp has also communicated her intention to retire at the end of her current term in May.

The Corporate Governance, Compensation and Nominating Committee (“CGCNC”) of the Board has initiated searches for two independent directors, at least one of whom could serve on the Audit Committee. The CGCNC’s efforts are being supported by a leading board search advisor and guided by a long-term roadmap for the next phase of Magna’s Board renewal as the directors elected in the years following Magna’s 2010 Plan of Arrangement approach the end of their tenure.

“I want to thank Bill for his outstanding leadership and contributions to the company’s success over the last 11 years,” said Swamy Kotagiri, Magna CEO. “He has been instrumental in helping guide the company’s disciplined approach to growth.”

“The Board and Management team look forward to working with Rob and Peter in their new roles beginning in May. In addition, I would like to welcome Thomas and thank Cindy for her valued insights and contributions since joining the Board and Audit Committee,” Kotagiri added.

TAGS
Board of Directors, Board leadership changes

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com, 248.761.7004

ABOUT MAGNA
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 343 manufacturing operations and 91 product development, engineering and sales centres spanning 28 countries.

For further information about Magna [(NYSE:MGA; TSX:MG)], please visit www.magna.com or follow us on Twitter @MagnaInt.

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